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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51,
S-11590, Stockholm,
Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: November 29, 2004	By:	/s/ PER HÖJGÅRD Per Höjgård Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  our substantial indebtedness;

  •
  our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  operational hazards;

  •
  our future capital needs;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to remediate contaminated sites within budgeted amounts;

  •
  our ability to hedge against currency, commodity and interest rate risks;

  •
  agreements or disagreements among members of OPEC; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

        Unless otherwise indicated, in this report, references to:

  •
  "SEK," "krona" or "kronor" are to the lawful currency of Sweden;

  •
  "$" or "dollars" are to the lawful currency of the United States of America; and

  •
  "€" or "euro" are to the single currency of the participating Member States in the Third State of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

        We present our financial statements in kronor. In addition, solely for the convenience of the reader, certain kronor amounts have been translated into dollars using the Swedish Central Bank's exchange rate for the krona against the dollar on September 30, 2004 of $1.00=SEK 7.3550. On November 23, 2004, the Swedish Central Bank's exchange rate for the krona against the dollar was $1.00=SEK 6.8950.

Preem Holdings AB and Consolidate Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$
	(in millions)
Revenues	10,716	13,009	1,769
Excise duties	(1,882)	(1,924)	(262)

Sales revenue	8,834	11,085	1,507
Cost of goods sold	(8,386)	(9,636)	(1,310)

Gross profit	448	1,449	197
Selling expenses	(200)	(187)	(26)
Administrative expenses	(115)	(100)	(14)
Other operating income	52	71	10
Other operating expenses	5	(9)	(1)

Operating income	190	1,224	166
Interest income	10	9	1
Interest expense	(108)	(134)	(18)
Other financial income/(expenses), net	108	73	10

Income before taxes	200	1,172	159
Income taxes	(32)	(344)	(47)
Minority interests	(1)	(1)	(0)

Net income	167	827	112

        The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidate Subsidiaries

Consolidated Income Statements (unaudited)

	Nine Months Ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$
	(in millions)
Revenues	32,427	35,345	4,805
Excise duties	(5,930)	(5,893)	(801)

Sales revenue	26,497	29,452	4,004
Cost of goods sold	(25,562)	(26,186)	(3,560)

Gross profit	935	3,266	444
Selling expenses	(598)	(573)	(78)
Administrative expenses	(354)	(308)	(42)
Other operating income	188	203	28
Other operating expenses	(10)	(18)	(3)

Operating income	161	2,570	349
Interest income	30	35	5
Interest expense	(344)	(405)	(55)
Other financial income/expenses, net	282	20	3

Income before taxes	129	2,220	302
Income taxes	(6)	(667)	(91)
Minority interests	(2)	(3)	(0)

Net income	121	1,550	211

        The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidate Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2003	As of September 30, 2004
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible assets
Goodwill	829	684	93

Total intangible assets	829	684	93
Tangible assets
Land and building, net	834	813	110
Plant and machinery, net	5,496	5,308	722
Capitalized turnaround cost, net	315	239	32
Equipment, tools fixtures and fittings, net	720	674	92
Construction in progress	291	742	101

Total tangible assets	7,656	7,776	1,057
Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	103	195	27

Total financial assets	110	202	28
Total fixed assets	8,595	8,662	1,178
Current assets
Inventories	4,679	5,219	710
Accounts receivable	2,947	3,020	410
Other receivables	221	293	40
Prepaid expenses and accrued income	218	256	34

	8,065	8,788	1,194
Cash and cash equivalent	633	740	101
Total current assets	8,698	9,528	1,295

TOTAL ASSETS	17,293	18,190	2,473

        The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidate Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2003	As of September 30, 2004
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0

	1	1	0
Non-restricted equity
Profit brought forward	3,272	4,041	549
Profit for the year	226	1,550	211

Total shareholders' equity	3,499	5,592	760
Minority interests	8	9	1
Provisions
Pension provision	147	162	22
Deferred tax liability	839	981	134
Other provisions	6	112	15

Total provisions	992	1,255	171
Liabilities
Long-term liabilities
Shareholder loans	242	242	33
Bond loans	2,774	3,673	499
Liabilities to credit institutions	1,900	1,308	178
Bank overdraft facility	1	—	—
Other long-term liabilities	1	1	0

Total long-term liabilities	4,918	5,224	710
Current liabilities
Liabilities to credit institutions	3,122	768	104
Advanced payment from customers	164	195	27
Accounts payable	1,716	1,664	226
Liabilities to parent company	11	3	0
Liabilities to associated companies	1	3	0
Income tax payable	6	4	1
Other liabilities	1,349	1,225	167
Accrued expenses and prepaid income	1,507	2,248	306

Total current liabilities	7,876	6,110	831

TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS, PROVISIONS AND LIABILITIES	17,293	18,190	2,473

        The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidate Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Nine months ended September 30,
	2003	2004
	SEK	SEK	$
	(in millions)
Income from operation
Income after financial items	129	2,220	302
Adjustments for non-cash items
Depreciation and amortization	654	767	104
Inventory write-down	69	—	—
Unrealized foreign exchange gains	(357)	(12)	(2)
Unrealized losses/(gains) on oil swaps	(21)	73	10
Other adjustments for non-cash items	(38)	24	3
Taxes paid	(2)	(2)	(0)

Cash flow from operating activities before changes in working capital	434	3,070	417
Cash flow in working capital
Decrease/(Increase) in inventories	562	(540)	(73)
Decrease/(Increase) in current receivables	974	(198)	(27)
(Decrease)/Increase in current liabilities	(862)	628	85

Cash flow from operating activities	1,108	2,960	402
Investment activities
Investment in intangible fixed assets	0	(1)	(0)
Investment in tangible fixed assets	(525)	(627)	(85)
Acquisition of subsidiary	—	(14)	(2)
Sale of subsidiary	—	(10)	(1)
Sale of tangible fixed assets	4	25	3
Decrease/(Increase) in financial fixed assets	2	(109)	(15)

Cash flow used in investment activities	(519)	(736)	(100)
Financing operation
New bond loan	—	906	123
New loans from credit institutions	801	26	4
Payment of loans to credit institutions	(1,620)	(3,048)	(414)
Dividends paid	(2)	(1)	(0)

Cash flow used in financing activities	(821)	(2,117)	(287)
Cash flow of the period	(232)	107	15
Cash and cash equivalents at the beginning of the period	461	633	86

Cash and cash equivalents at the end of the period	229	740	101
Supplementary disclosures
Interest received	22	31	4
Interest paid	(418)	(433)	(57)
Items included in cash and cash equivalents
Cash and bank balance	197	308	42
Short-term investments	32	432	59

Total cash and cash equivalents	229	740	101

        The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidate Subsidiaries

Note 1. Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB (publ) ("Preem Petroleum") that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB (publ), its parent company ("Corral"), and Preem Petroleum, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.

        The Company applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The Company's principal assets as of September 30, 2004 consist of all of the issued and outstanding shares of Preem Petroleum and an inter-company loan to Preem Petroleum. The Company's principal liability as of September 30, 2004 consists of €305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which the Company issued €250 million on April 10, 2001 and €55 million on July 20, 2001. On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014, which were guaranteed on a senior basis by Preem Holdings.

        The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 26 of the Company's Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 Annual Report").

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions compared to what was described under Item 7.B in the Company's 2003 Annual Report.

Note 2. Sales revenue

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Supply and Refining	8,034	10,734	24,191	28,239
Marketing	2,417	2,409	8,052	6,836
Exchange rate differences	(43)	(24)	(151)	(11)
Intersegment sales revenues	(1,574)	(2,034)	(5,595)	(5,612)

Total	8,834	11,085	26,497	29,452

Note 3. Operating income

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Supply and Refining	274	1,316	581	2,690
Marketing	24	18	25	67
Other Non-allocated Income (expense), net(1)	(108)	(110)	(445)	(187)

Total	190	1,224	161	2,570

(1)
Other non-allocated income (expense) includes the corporate cost center and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

Note 4. Other financial income/(expenses), net

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Exchange rate gains on financial assets	(10)	17	8	20
Exchange gains/(losses) on financial liabilities	118	56	274	0

Total	108	73	282	20

Note 5. Income taxes

        Income taxes of SEK (667) million as of September 30, 2004, consist of current taxes SEK (1) million, calculated tax effect on group contribution of SEK (560) million and deferred taxes of SEK (106) million.

Note 6. Inventories

        The group inventory values include the equivalent of SEK 13 million as of September 30, 2004, and SEK 208 million as of December 31, 2003, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory volume of SEK 206 million as of September 30, 2004 and SEK 30 million as of December 31, 2003, are not included in the inventory value.

        The inventory consists of the following items;

	As of December 31, 2003	As of September 30, 2004
Raw materials and supplies	2,756	2,982
Finished products	1,923	2,237

Total	4,679	5,219

Note 7. Shareholders' Equity

        The changes in shareholders' equity in Preem Holdings AB and its consolidated subsidiaries for the period December 31, 2003 to September 30, 2004 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
Opening balance at January 1, 2004	1	0	3,498	3,499
Effect of change of accounting principles	—	—	(16)	(16)

New Opening balance at January 1, 2004	1	0	3,482	3,483
Calculated tax effect of group contribution	—	—	560	560
Translation differences	—	—	(1)	(1)
Net income	—	—	1,550	1,550

Balance at September 30, 2004	1	0	5,591	5,592

        Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standards are equivalent to IAS 19.

        The adoption of RR 29 means that all post-employment benefits plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan, the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary increases and inflation. The change in pension liability upon adoption of the new standard is charged directly to equity. The increase in pension liability amounts to SEK 18 million and our equity has been reduced by SEK 16 million after income tax and special employers contribution tax effects.

Note 8. Other provisions

        The change in provisions from December 31, 2003 to September 30, 2004 consist of the following:

Balance as of December 31, 2003	6
Provisions for the year	111
Amounts claimed	(5)

Balance as of September 30, 2004	112

        The new provisions include a provision of SEK 82 million in respect to an additional purchase price for the 25% shares in Scanraff, a provision of SEK 15 million in respect to product specification deviation, a provision of SEK 5 million for special employer's contribution tax in connection with the adoption of RR 29 (see note 7) and a restructuring provision of SEK 9 million in connection with our disposal of our heating service operations whereof SEK 5 million has been claimed.

Note 9. Long-term Liabilities to Credit Institutions

	2004	2005	2006	2007	2008	2009+
Bond loans	—	—	—	—	—	3,673
Loans	17	367	368	300	—	640

Total	17	367	368	300	—	4,313

        The Company had as of September 30, debt of SEK 368 million that was guaranteed by a financial institution. On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014, which were guaranteed on a senior basis by Preem Holdings.

Note 10. Contingent liabilities

        There has been no material change in the Company's contingent liabilities since December 31, 2003 other than as follows.

        According to a decision by the Swedish tax authorities of November 2004 regarding tax year 2003, we are not granted a tax allowance for the loss of SEK 274 million on receivables that we incurred in connection with our sale of our Polish operations to Statoil. The tax authorities claim that the sale of receivables to an amount exceeding the received consideration for the receivables, is a shareholder contribution and thus no tax allowance should be granted.

        The decision by the Swedish tax authorities means that Preem will be charged with a tax expense of approximately SEK 77 million. The Company will appeal against the decision by the tax authorities. No provision has been made.

        In 2004 we have received claims for reimbursement of remediation costs in connection with the sale of our Polish subsidiary of an aggregate amount of approximately SEK 1.0 million. The total amount is limited to a maximum amount of PLN 5 million, or approximately SEK 10 million. We have made a provision of SEK 2 million.

        In December 2003, the Swedish tax authorities charged us additional VAT of SEK 21 million (€2 million) for the 1997 tax year, based on the same rationale as in our dispute with the Swedish tax authorities over additional VAT charges for the 1994 tax year. We appealed this decision in December 2003, with reference to the decision of the County Administrative Court in Stockholm in our dispute over additional VAT charges for the 1994 tax year, and in June 2004 the court ruled in our favor. The tax authorities have appealed this judgement to the Administrative Court of Appeal in Stockholm and this appeal is pending. No provision has been made.

        According to Schedule 4.3 in the Purchase and Sale Agreement dated December 17, 2003, between Preem Petroleum AB and Norsk Hydro ASA, we have made a provision for an additional purchase price of SEK 82 million (USD 10.8 million), since the synthetic refining margin, as defined in the Purchase and Sale Agreement, has exceeded $3.75 per barrel in the first nine months of 2004. The provision is accounted for as an acquisition on the balance sheet. The maximum amount is limited to $20 million for a period of two years from the purchase date of December 17, 2003.

        For further information, see note 23 in the Company's Consolidated Financial Statements included in its 2003 Annual Report.

Note 11. Interim Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: a supply and refining segment and a marketing segment. The two segments were determined based upon the types of services and products that are provided to customers. The supply and refining segment operates the wholly owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg, and the wholly owned Preemraff refinery located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The supply and refining segment sells a full range of refined products in Sweden and abroad. The marketing segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the supply and refining segment. The marketing segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its network of service stations.

        In March 2004, Preem Petroleum sold ENÖK Energi AS a wholly owned subsidiary through which the Company conducted its Norwegian operations. The sale of its Norwegian operations follows the Company's decision to concentrate further investments on refining and to strengthen its marketing activities in Sweden. After the consummation of this transaction, the marketing segment no longer has any international operations.

        Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales were made at market rates.

        Financial information by segment is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Sales revenue:
Supply and refining	8,034	10,734	24,191	28,239
Marketing	2,417	2,409	8,052	6,836
Segment sales revenue	10,452	13,143	32,243	35,075
Exchange rate differences	(43)	(24)	(151)	(11)
Intersegment sales revenues	(1,574)	(2,034)	(5,595)	(5,612)

Sales revenues	8,834	11,085	26,497	29,452
Segment operating profit:
Supply and refining	274	1,316	581	2,690
Marketing	24	18	25	67

Segment operating profit	299	1,334	606	2,757
Other non-allocated expense net(1)	(108)	(110)	(445)	(187)
Operating income	190	1,224	161	2,570
Non-allocated items(2)	10	(52)	(32)	(350)

Income before income taxes	200	1,172	129	2,220

(1)
Other non-allocated expense, net, includes the corporate cost center and foreign exchange gains or losses on purchases and sales. Our corporate cost center includes administrative and personnel-related expenses.

(2)
Non-allocated items consist of interest income and expenses and other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Business

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division, and a station and consumer division. The marketing segment resells refined products wholesale and retail primarily in Sweden. In the first nine months of 2004, our supply and refining segment sold approximately 80% (by value) of its products to third parties and 20% to our marketing segment.

        In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary through which we conducted our Norwegian operations. The sale of our Norwegian operations follows our decision to concentrate further investments on refining and to strengthen our marketing activities in Sweden. After the consummation of this transaction, our marketing segment no longer has any international operations.

        In December 2003, we acquired 25% of the Scanraff refinery from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, for a total consideration of approximately SEK 1,500 million, which increased our ownership in Scanraff from 75% to 100%. The total consideration includes consideration for capital stock and assumed debt. In addition, we acquired inventory at Scanraff owned by Hydro R&M Holding.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products. See "Business—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this offering memorandum.

        "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil).

        Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. "Refining margin" measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. Variable refining costs consist of volume-related costs, such as the cost of energy. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Fixed operating costs consist of, among others, maintenance, personnel, insurance and property costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

        Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

  •
  changes in global economic conditions, including exchange rate fluctuations;

  •
  political stability in major oil-producing countries;

  •
  actions by OPEC and crude oil production levels;

  •
  the availability of crude oil and refined product imports;

  •
  worldwide inventory levels of crude oil and refined products;

  •
  the availability and suitability of competitive fuels;

  •
  the extent of government regulation, in particular, as it relates to environmental policy; market imperfections caused by regional price differentials;

  •
  local market conditions and the level of operations of other refineries in Europe;

  •
  the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);

  •
  seasonal demand fluctuations;

  •
  expected and actual weather conditions; and

  •
  changes in technology.

        These and other factors beyond our control are likely to play an important role in refining industry economics.

Highlights of the First Nine Months of 2004

Supply and Refining Segment

        During the third quarter of 2004, the Brent price fluctuated, ranging from a low of $34.8 per barrel on July 1, 2004 to a high of $47.2 per barrel on September 30, 2004. The crude oil market was very strong and prices increased steadily, except for a short term dip at the end of August. Another feature of the crude oil market was the increasing spread between light sweet crude oil and heavy sour crude oil. For example, the price difference between the more expensive North Sea Brent crude oil and Russian crude oil went from $3.5 per barrel in early July 2004 to more than $7 per barrel at the end of September 2004.

        Refined product prices in the third quarter of 2004 also went up, although not at the same pace as crude oil prices. The strength of the gasoline market continued and the gasoline prices increased to $470 per ton in July before declining to below $400 per ton in August and increasing again in September to $460 per ton. The gasoline crack (i.e., the difference between the price of gasoline and the price of crude oil decreased. The gasoil market was very strong and prices increased more than the price of crude oil. As a result, refineries concentrated on gasoline production during the summer months. Relatively low industry-wide inventory levels of diesel and heating oil, the operation of refinieries at full capacity, and higher than normal maintenance shut downs all contributed to the increase in prices. The weak part of the products segment was heavy fuel oil. Prices for both low sulphur and high sulphur fuel oil increased, but rather modestly. The crack for low sulphur fuel oil went from $8 per barrel to $21 per barrel. As heavy fuel oil has competition from alternative energy sources such as natural gas, coal and bio fuels the price for heavy fuel oil does not always follow the crude price upwards.

        Good refining margins continued in July, went down substantially in August but came back up in September. Especially Preemraff Lysekil (former Scanraff) could benefit from the low price of sour crude and the conversion capacity. The increasing spread between low and high sulphur gasoil contributed to the good margins at both refineries as they are equipped with large desulphurisation capacities. The refineries have operated smoothly although the Lysekil refinery had a scheduled partial shut down on some units for a 10-day period in order to change catalysts.

Product Specification Deviation

        At the depot system at Preem refinery in Gothenburg, a malfunctioning valve has led to insufficient or no mercaptanes in the LPG that was delivered from the depot from March 15 to June 8, 2004. The sales contract with AGA provides that there shall be a 8-12 ppm content of mercaptanes in the delivered LPG. This is not a regulatory requirement, but an additional safe guard; should there be a leak in the gas system, the smell will alarm the user.

        Our estimate is that the costs that this product specification deviation might cause Preem is in the order of SEK 15 million. These costs will stem from collecting, emptying, refilling and transporting bottles from various stores, customers to gas handling depots and back. We have, therefore, made a provision of SEK 15 million in our accounts per September 30, 2004.

        The following tables show the calculation of margins for Scanraff and Preemraff for the three months and nine months ended September 30, 2003 and 2004. In accordance with industry practice, the margins are expressed in U.S. dollars per barrel. The information for Scanraff shows our share of the refinery's production for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
	(in U.S. dollars per barrel)
Scanraff
Gross refining margin	$3.34	$5.35	$3.99	$5.17
Variable refining costs	(0.36)	(0.38)	(0.38)	(0.39)

Refining margin	2.98	4.97	3.61	4.78
Fixed operating costs	(0.66)	(1.10)	(0.72)	(0.80)

Net cash margin	2.32	3.87	2.89	3.98
Depreciation	(0.50)	(0.55)	(0.48)	(0.55)

Net refining margin	$1.82	$3.32	$2.41	$3.43

Total production (thousands of barrels)	14,059	17,886	42,264	54,183

Preemraff
Gross refining margin	$1.74	$2.91	$2.37	$2.56
Variable refining costs	(0.24)	(0.26)	(0.27)	(0.25)
Natural gas, refining fuel	(0.10)	(0.19)	(0.09)	(0.15)

Refining margin	1.40	2.46	2.01	2.16
Fixed operating costs	(0.79)	(0.44)	(0.71)	(0.75)

Net cash margin	0.61	2.02	1.30	1.41
Depreciation	(0.62)	(0.52)	(0.76)	(0.52)

Net refining margin	$(0.01)	$1.50	$0.54	$0.89

Total production (thousands of barrels)	10,686	10,742	27,129	31,536

Marketing Segment

        The demand for heating oil has decreased significantly during the first nine months of 2004. The sales volumes in our Home-Heating division are down by 28%, as compared to last year. This is primarily due to the price development on oil versus electricity, as a majority of the homeowners have the option to use electricity as a heating source. The consumer price on heating oil has gone up by 30%, while the price on electricity is lower than during 2003. Preem's market share has however remained at 29%. Our heating services operation has been closed down according to plan.

        In our Business-to-Business division, total volumes are down by 9% as compared to last year, due to low demand for heating oil, especially for premises. Heating oil volumes are down by 22%, while diesel bulk volumes are up by 3% as compared to the first nine months of 2003. Our market share for heating oil is 40%, a decrease from 41% for the same period last year. For diesel our market share has increased slightly to 30%. Recurring rapid increases of product prices have put pressure on our margins, due to the time lag in price increase to customers.

        Within the Station and Consumer division, sales through credit cards have been given priority, both by appointing a new position to focus on card sales and through campaigns to encourage station personnel to recruit new card customers. Fuel volumes are up by 5%, as compared to the same period last year. Store sales are down by 1%.

Price Effect on Inventories

        We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

        However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

        We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. See "Business—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this interim report.

Fluctuations in Foreign Currency Exchange Rates

        Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the kronor, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the kronor. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the kronor.

  Translation Risk

        Revenues and Expenses.    Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the kronor will have a negative affect on our revenues as reported in kronor, that is, the kronor-value of our dollar-denominated revenues will decline. Conversely, a decline in the value of the dollar against the kronor will have a positive effect on our expenses as reported in kronor, that is, the kronor value of our dollar-denominated expenses will decline.

        Inventory.    In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 5,219 million as of September 30, 2004 and SEK 4,679 million as of December 31, 2003. A decrease of 1% in the value of the dollar against the kronor will result in a decrease in the value of SEK 52 million of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

        Indebtedness.    As of September 30, 2004, approximately 20% of our debt was denominated in dollars, 16% was denominated in kronor, and 64% was denominated in euro. As a result, a decrease in the value of the dollar or the euro against the kronor will result in a decrease in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the kronor will result in an increase in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

  Transaction risk

        We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the kronor/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the kronor against the dollar may adversely affect our margins to the extent that our kronor-denominated revenues do not cover our kronor-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

        In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the kronor between the date of purchase and the date of payment, the difference in the kronor value of our payment and the kronor value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

  Results of operations

  Summary

        The following table shows certain items from our consolidated income statements for the three months and nine months ended September 30, 2003 and 2004.

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Consolidated Statement of Operations Data:
Revenues	10,716	13,009	32,427	35,345
Excise duties	(1,882)	(1,924)	(5,930)	(5,893)

Sales revenue	8,834	11,085	26,497	29,452
Costs of goods sold	(8,386)	(9,636)	(25,562)	(26,186)
Gross profit/(loss)	448	1,449	935	3,266
Selling and administrative expenses	(315)	(287)	(952)	(881)
Other operating income	52	71	188	203
Other operating expenses	5	(9)	(10)	(18)

Operating income (loss)	190	1,224	161	2,570
Financial expense, net(1)	10	(52)	(32)	(350)

Income/(loss) before taxes	200	1,172	129	2,220
Income taxes(2)	(32)	(344)	(6)	(667)
Minority interests	(1)	(1)	(2)	(3)

Net profit/(loss)	167	827	121	1,550

(1)
Financial expense, net, consists of the share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness and certain other items.

(2)
Income taxes do not generally reflect cash payable or paid, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend.

        The following table shows the sales revenue and operating income for each of our business segments for the three months and nine months ended September 30, 2003 and 2004.

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Supply & Refining(1)	8,034	10,734	24,191	28,239
Marketing	2,417	2,409	8,052	6,836
Exchange rate differences	(43)	(24)	(151)	(11)
Inter-segment sales revenue	(1,574)	(2,034)	(5,595)	(5,612)

Total Sales Revenue(2)	8,834	11,085	26,497	29,452

Operating Income:
Supply & Refining	274	1,316	581	2,690
Marketing	24	18	25	67
Other non-allocated expense(3)	(108)	(110)	(445)	(187)

Total Operating Income	190	1,224	161	2,570

(1)
Includes sales by our supply and refining segment to our marketing segment of SEK 5,595 million in the first nine months of 2003 and SEK 5,612 million in the first nine months of 2004. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(2)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(3)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison. These inter-company sales have been eliminated in our annual audited consolidated financial statements.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). Cost of goods sold also includes foreign exchange gains or losses on our inventory and our accounts payable. We have no supply contracts longer than 12 months in duration. We rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

        Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our supply and refining segment and our marketing segment.

        Financial expense, net, consists of our share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness, and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. The group contribution is simultaneously offset by an equity contribution from Corral Petroleum Holdings. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

        Minority interests as of December 31, 2003 and September 30, 2004, principally reflect the interest of Vattenfall AB in Preem Gas AB.

  Three months ended September 30, 2004 compared to three months ended September 30, 2003

        Revenues.    Our revenues for the three months ended September 30, 2004 were SEK 13,009 million, an increase of SEK 2,293 million, or 21%, from SEK 10,716 million for the three months ended September 30, 2003. The increase in revenues was primarily attributable to the increase in market prices for oil products and to the increase in sales volumes. Average crude oil prices in the third quarter of 2004 were approximately $13.14 per barrel, or 46%, higher than in the same period in 2003. Sales volumes in the third quarter 2004 increased by 87,000 cubic meters, an increase of 2% from the same period in 2003. The increase in revenues was to some extent offset by the weakening of the U.S. dollar versus the krona. In the third quarter 2004, the U.S. dollar decreased by approximately 8% against the krona compared to the same period in 2003.

        Sales revenue.    Sales revenue for the three months ended September 30, 2004 was SEK 11,085 million, an increase of SEK 2,251 million, or 25%, from SEK 8,834 million for the three months ended September 30, 2003, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the three months ended September 30, 2004 was SEK 9,636 million, an increase of SEK 1,250 million, or 15%, from SEK 8,386 million for the three months ended September 30, 2003, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the three months ended September 30, 2004 was SEK 1,449 million, an increase of SEK 1,001 million, from SEK 448 million for the three months ended September 30, 2003. This increase was primarily a result of higher sales margins and volumes, and to the price gains on our inventories due to the strong increase in market prices, as compared to the same period last year.

        Selling and administrative expenses.    Selling expenses for the three months ended September 30, 2004 were SEK 187 million, a decrease of SEK 13 million, or 6%, from SEK 200 million for the three months ended September 30, 2003. The decrease in selling expenses is primarily an effect of lower amortization of goodwill and lower costs for advertising and direct marketing in our Marketing Segment compared to the same period last year. Administrative expenses for the three months ended September 30, 2004 were SEK 100 million, a decrease of SEK 15 million, or approximately 13%, from SEK 115 million for the three months ended September 30, 2003. The decrease is largely a result of lower costs for pensions and to the fine that was imposed by the Swedish Competition Authority in the third quarter last year.

        Other operating income.    Other operating income for the three months ended September 30, 2004 was SEK 71 million, an increase of SEK 19 million, or approximately 37%, from SEK 52 million for the three months ended September 30, 2003. The increase is primarily attributable to capital gains on sales of assets and to higher portions of other operating income in our refinery in Lysekil, after the acquisition of the remaining 25% from Norsk Hydro ASA on December 17, 2003.

        Other operating expenses.    Other operating expenses for the three months ended September 30, 2004 were SEK 9 million, an increase of SEK 14 million, from a positive SEK 5 million for the three months ended September 30, 2003. For the three month ended September 30, 2004, SEK 9 million is attributable to the sale of our Norwegian operations. For the three months ended September 30, 2003, SEK 5 million is attributable to a reverse of a provision provided for the sale of our Polish operations.

        Operating income.    Operating income for the three months ended September 30, 2004 was SEK 1,224 million, an increase of SEK 1,034 million, from an operating income of SEK 190 million for the three months ended September 30, 2003. The operating income of our Supply and Refining Segment was SEK 1,316 million for the three months ended September 30, 2004, compared to operating income of SEK 275 million for the three months ended September 30, 2003. This change was primarily attributable to higher sales margins and volumes and to higher price gains on our inventories due to the increase in market prices, as compared to the same period last year. Our Marketing Segment generated an operating income of SEK 18 million for the three months ended September 30, 2004, a decrease of SEK 6 million, from an operating income of SEK 24 million for the three months ended September 30, 2003. The decrease in the Marketing Segment's operating income was primarily a result of lower sales volumes and margins, as compared to the same period last year.

        Financial expense, net.    Net financial expense for the three months ended September 30, 2004 was SEK 52 million, an increase of SEK 62 million, from positive SEK 10 million for the three months ended September, 2003. The change resulted primarily from an increase of interest expenses of SEK 26 million which is primarily a result of the new 9% senior subordinated notes of €100 million issued on May 10, 2004 and a decrease in foreign exchange gains of SEK 40 million net on financial assets and liabilities.

        Income taxes.    Income taxes for the three months ended September 30, 2004 were SEK 344 million, an increase of SEK 312 million from SEK 32 million for the three months ended September 30, 2003. The increase is attributable to higher calculated taxable income in 2004. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

        Revenues.    Our revenues for the nine months ended September 30, 2004 were SEK 35,345 million, an increase of SEK 2,918 million, or approximately 9%, from SEK 32,427 million for the nine months ended September 30, 2003. This increase is primarily attributable to the increase in market prices for crude oil and products and to higher sales volumes. Crude oil prices in the first nine months of 2004 were approximately $7.63 per barrel, or 27%, higher than in the same period in 2003. Sales volumes in the first nine months of 2004 were 607,000 cubic meters, or 4%, higher than in the same period in 2003. The increase in crude oil prices and sales volumes was offset to some extent by a weaker U.S. dollar versus the krona. For the nine months ended September 30, 2004, the U.S. dollar decreased by approximately 9% against the krona compared to the same period in 2003.

        Sales revenue.    Sales revenue for the nine months ended September 30, 2004 was SEK 29,452 million, an increase of SEK 2,955 million, or 11%, from SEK 26,497 million for the nine months ended September 30, 2003, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the nine months ended September 30, 2004 was SEK 26,186 million, an increase of SEK 624 million, or 2%, from SEK 25,562 million for the nine months ended September 30, 2003, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the nine months ended September 30, 2004 was SEK 3,266 million, an increase of SEK 2,331 million, or 249%, from SEK 935 million for the nine months ended September 30, 2003. This increase was primarily a result of higher sales margins and volumes and to the price gains on our inventories due to the strong increase in market prices, compared to the same period last year.

        Selling and administrative expenses.    Selling expenses for the nine months ended September 30, 2004 were SEK 573 million, a decrease of SEK 25 million, or 4%, from SEK 598 million for the nine months ended September 30, 2003. The decrease in selling expenses is primarily an effect of lower amortization of goodwill and lower costs for advertising and direct marketing in our Marketing Segment compared to the same period last year. Administrative expenses for the nine months ended September 30, 2004 were SEK 308 million, a decrease of SEK 46 million, or 13%, from SEK 354 million for the nine months ended September 30, 2003. The decrease is a result of our disposal of our Norwegian operations, lower costs for IT services, lower costs for pensions and labor market insurance, compared to the same period last year. The decrease is also a result of the fine that was imposed by the Swedish Competition Authority in the third quarter last year.

        Other operating income.    Other operating income for the nine months ended September 30, 2004 was SEK 203 million, an increase of SEK 15 million, or 8%, from SEK 188 million for the nine months ended September 30, 2003. The increase in other operating income is primarily attributable to capital gains on sales of assets and to higher portions of other operating income in our refinery in Lysekil, after the acquisition of the remaining 25% from Norsk Hydro ASA on December 17, 2003. The increase in other operating income is to some extent offset by decreased sales of storage certificates and sales of waste heat from our refinery in Gothenburg to the City of Gothenburg.

        Other operating expenses.    Other operating expenses for the nine months ended September 30, 2004 were SEK 18 million, an increase of SEK 8 million, or 80%, from SEK 10 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, SEK 9 million is attributable to the sale of our Norwegian operations and SEK 9 million is a provision for restructuring costs in connection with our disposal of our heating service operations. For the nine months ended September 30, 2003, SEK 10 million is attributable to losses in accounts receivables in connection with the sale of our Polish operations.

        Operating income (loss).    Operating income for the nine months ended September 30, 2004 was SEK 2,570 million, compared to an operating income of SEK 161 million for the nine months ended September 30, 2003. The operating income of our Supply and Refining Segment was SEK 2,690 million for the nine months ended September 30, 2004, an increase of SEK 2,109 million, or 362%, from SEK 581 million for the nine months ended September 30, 2003. This increase in operating income was primarily attributable to higher sales margins and volumes and to price gains on our inventories due to a larger increase in market prices compared to the same period last year. Our Marketing Segment generated an operating income of SEK 67 million for the nine months ended September 30, 2004, an increase of SEK 42 million, from SEK 25 million for the nine months ended September 30, 2003. The increase in the Marketing Segment's operating income was primarily a result of higher sales margins and lower selling and administration costs, as compared to the same period last year.

        Financial expense, net.    Net financial expense for the nine months ended September 30, 2004 was SEK 350 million, an increase of SEK 318 million, from SEK 32 million for the nine months ended September, 2003. The change resulted primarily from a decrease in foreign exchange gains of SEK 262 million, from a gain of SEK 282 million for the nine months ended September 30, 2003 to a gain of SEK 20 million for the nine months ended September 30, 2004, on our outstanding 10 5/8% senior secured notes and on our net U.S. dollar-denominated indebtedness as a result of a large decline in the exchange rates of the dollar and to some extent the euro for the first nine months ended September, 2003, and an increase in interest expenses of SEK 61 million as a result of an increase of average indebtedness for the first nine months 2004 and the new 9% senior subordinated notes of €100 million issued on May 10, 2004.

        Income taxes.    Income taxes for the nine months ended September 30, 2004 were SEK 667 million, an increase of SEK 661 million from SEK 6 million for the nine months ended September 30, 2003. The increase is attributable to higher calculated taxable income in 2004. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

Recently issued accounting standards

  U.S. GAAP

        In December 2003, the FASB issued FASB interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R") which addresses how a business enterprise should have evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company shall apply FIN 46 or FIN 46R to variable interest entities, or VIEs, created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. The Company shall apply FIN 46R to all entities no later than the end of the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R will not have a material effect on our financial positions, results of operations or cash flows.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. However, there may be cases in which there is objective and reliable evidence of fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 will not have a material effect on our financial positions, results of operations or cash flows.

  Swedish GAAP

        Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standards are equivalent to IAS 19. The adoption of RR 29 and IAS 19 means that all post-employment benefits plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary-increase and inflation. The change in pension liability on first time adopting the new standard is charged directly to equity. The increase in pension liability amounts to SEK 18 million and our equity has been reduced by SEK 16 million after income tax and special employers contribution tax effects.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 26 in our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below.

Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Capitalized Turnaround Costs

        We record the cost of regularly scheduled major maintenance ("turnarounds") as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 239 million at September 30, 2004, and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower as of September 30, 2004, the value of our inventory would have been approximately SEK 115 million lower. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgement. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the nine months ended September 30, 2004, operating income before depreciation and amortization (OIBDA) was SEK 3,337 million, compared to SEK 815 million for the nine months ended September 30, 2003.

        OIBDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that OIBDA provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on our outstanding indebtedness. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Nine months ended September 30,
	2003	2004
Operating income	161	2,570
Depreciation and amortization	654	767

OIBDA	815	3,337
Financial income/expense, net	(32)	(350)
Other adjustments for non-cash items	10	97
Unrealized exchange gains	(357)	(12)
Taxes paid	(2)	(2)
Changes in working capital	674	(110)

Cash flow from operating activities	1,108	2,960

        We believe that cash flow from operating activities, bank borrowings and other available sources of funds will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

Cash Flow

        The table below shows a summary of our cash flow statements as of September 30, 2003 and September 30, 2004, respectively;

	Nine months ended September 30,
	2003	2004
	SEK	SEK
Cash flow from operating activities before changes in working capital	434	3,070
Cash flow from operating activities	1,108	2,960
Cash flow used in investing activities	(519)	(736)
Cash flow used in financing activities	(821)	(2,117)
Cash flow of the period	(232)	107

        Cash flow from operating activities before changes in working capital was SEK 3,070 million for the nine months ended September 30, 2004, an increase of SEK 2,636 million from SEK 434 million for the nine month period ended September 30, 2003. The increase was primarily a result of an increase in income after financial items of SEK 2,091 million, a decrease in unrealized exchange gains of SEK 345 million and an increase in depreciation of surplus values of SEK 91 million, which was primarily a result of our 25% investment in Scanraff as of December 17, 2003.

        Cash flow from operating activities was SEK 2,960 million for the nine month period ended September 30, 2004, an increase of SEK 1,852 million, from SEK 1,108 million for the nine-month period ended September 30, 2003, which was primarily a result of the factors discussed above and a decrease in cash flow from working capital of SEK 784 million.

        Cash flow used in investment activities was SEK 736 million for the nine-month period ended September 30, 2004, an increase of SEK 217 million from SEK 519 million for the nine-month period ended September 30, 2003. The increase is primarily a result of the ongoing construction of an isocracker unit at Scanraff, which amounts to SEK 501 million as of September 30, 2004.

        Cash flow used in financing activities was SEK 2,117 million for the nine-month period ended September 30, 2004, an increase of SEK 1,296 million from SEK 821 million for the nine-month period ended September 30, 2003. The increase was primarily a result of the repayment of the bridge loan that we received in connection with the 25% Scanraff acquisition in 2003 of SEK 1,548 million and other loans of approximately SEK 1,500 million which was offset by the new Preem Petroleum 9% Senior Subordinated Notes due 2014 of SEK 906 million.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 5,893 million for the nine month period ended September 30, 2004 compared to SEK 5,930 million for the nine month period ended September 30, 2003. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

Description of Indebtedness

        As of September 30, 2004, we had total debt (excluding a shareholder loan from our parent company, Corral Petroleum Holdings AB (publ)) of SEK 5,749 million. Our long-term debt (excluding the shareholder loan) amounted to SEK 4,981 million as of September 30, 2004. We also had current debt of SEK 768 million, which included the current portion of our long-term debt of SEK 384 million. These loans and facilities are provided by various international banks. As of September 30, 2004, our indebtedness bore interest at a weighted average annual rate of 8.3%. In addition, as of September 30, 2004, we owed SEK 242 million to our parent company, Corral Petroleum Holdings, in the form of an interest-free, subordinated loan, which has no maturity date.

        On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014, which were guaranteed on a senior basis by Preem Holdings.

New Credit Facilities

        On June 11, 2004, we repaid the bridge facility of €170 million that was raised in December 2003 for the 25% Scanraff acquisition. In connection hereby, the floating charge over assets of Preem Finans AB of an amount of SEK 1,000 million was released.

        On June 28, 2004, we signed a new syndicated loan facility with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), for Preem Petroleum for an amount of €325 million. Preem Holdings acts as guarantor under the new facility.

        In November 2004, the syndicated loan facility was renegotiated and we intend to sign amendments to the loan agreement on November 30, 2004. The amendments to the facility, among other things, will decrease the amount to €300 million. The amended credit facility will consist of a €150 million amortizing multi-currency term loan facility and a €150 million revolving credit facility. We intend to use the term loan facility to finance a portion of the cost of the construction of the isocracker unit at the Scanraff refinery. The revolving credit facility we intend to use for general corporate purposes. The amended credit facility will have no requirement for cash equity investments into Preem Petroleum. As of the date hereof, we have not drawn down any amounts under the facility.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities/Hedge of Inventory: As of September 30, 2004, we had a short position in derivative contracts of Brent crude oil and oil products of 88,000 cubic meters. The unrealized loss as of September 30, 2004, was SEK 31.6 million ($4.3 million).

  •
  Trading Activities: As of September 30, 2004, the following commodity derivative contract was not treated as a hedge: a net flat position on trading. The unrealized profit as of September 30, 2004, was SEK 2.7 million ($0.4 million).

  •
  Hedging Activities/Hedge of refining margin: As of September 2004, 1.9 million barrels of year 2004 refinery production was secured at a hedge margin of $2.25 per barrel corresponding to a refining margin of $2.00 per barrel (excluding basis risks). The unrealized profit as of September 30, 2004, was SEK 27.7 million ($3.8 million). The currency components in the hedge activities of refining margins have been hedged. The unrealized profit as of September 30, 2004, was SEK 27 million.

  Foreign Currency Risk

        We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the U.S. dollar–krona and Euro–krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the nine month period ended September 30, 2004, we estimate that we received 77% of our revenues in U.S. dollars and 23% in kronor and that we incurred 87% of our costs and expenses in U.S. dollars and 13% in kronor. In the nine month period ended September 30, 2003, we estimate that we received 65% of our revenues in U.S. dollars and 35% in kronor and that we incurred 75% of our costs and expenses in U.S. dollars and 25% in kronor. As of September 30, 2004, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 200 million. As of September 30, 2004, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $25 million. As of September 30, 2004, our Euro-denominated fixed-rate indebtedness totaled €405 million.

        The table below presents, as of September 30, 2004 and December 31, 2003, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2004	2005	2006	2007	2008	2009+	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of September 30, 2004:
Fixed rate debt—amount due	—	—	—	300	—	235	535	10%	565
Variable rate debt—amount due	17	183	—	—	—	—	200	4%	200
Dollar-denominated indebtedness as of September 30, 2004:
Fixed rate debt—amount due	—	—	368	—	—	405	773	14%	817
Variable rate debt—amount due	—	184	—	—	—	—	184	3%	184
Euro-denominated indebtedness as of September 30, 2004:
Fixed rate debt—amount due	—	—	—	—	—	3,673	3,673	69%	3,955
Krona-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	300	—	235	535	10%	573
Variable rate debt—amount due	555	187	204	3	4	21	974	19%	974
Dollar-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	364	—	—	400	764	15%	844
Variable rate debt—amount due	—	182	—	—	—	—	182	3%	182
Euro-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	—	—	2,774	2,774	53%	2,823

(1)
Includes current portion.

        We had, as of September 30, 2004, cash and cash equivalents in foreign currencies amounting to SEK 182 million, of which the equivalent of SEK 109 million was denominated in U.S. dollars, the equivalent of SEK 73 million was denominated in Euro.

Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either June 30, 2004 or December 31, 2003. As of September 30, 2004, SEK 4,981 million of our indebtedness required payment at fixed rates and SEK 384 million required payment at variable rates. As of December 31, 2003, SEK 4,073 million of our indebtedness required payment at fixed rates and SEK 1,156 million required payment at variable rates.

        The table below presents, as of September 30, 2004 and December 31, 2003, principal cash flows and related weighted average interest rates by expected maturity dates.

	2004	2005	2006	2007	2008	2009+	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
As of September 30, 2004:
Fixed rate debt—amount due	—	—	368	300	—	4,313	4,981	93%	5,337
Weighted average interest rate	—	—	5.6%	6.4%	—	9.6%	9.1%	—	—
Variable rate debt—amount due	17	367	—	—	—	—	384	7%	384
Weighted average interest rate	2.8%	2.7%	—	—	—	—	2.7%	—	—
As of December 31, 2003:
Fixed rate debt—amount due	—	—	364	300	—	3,409	4,073	78%	4,240
Weighted average interest rate	—	—	5.6%	6.4%	—	9.8%	9.2%	—	—
Variable rate debt—amount due	555	369	204	3	4	21	1,156	22%	1,156
Weighted average interest rate	3.2%	2.6%	3.3%	3.9%	3.9%	3.9%	3.0%	—	—

(1)
Includes current portion.